[FBR CAPITAL MARKETS CORPORATION LETTERHEAD]

June 5, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Brigitte Lippmann

FBR Capital Markets Corporation

Registration Statement on Form S-1 (File No. 333-141987)

Dear Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FBR Capital Markets Corporation (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on Thursday, June 7, 2007, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FBR CAPITAL MARKETS CORPORATION

By:	/s/ William J. Ginivan
William J. Ginivan Executive Vice President and General Counsel